

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

March 9, 2007

Mr. Frank R. Hallam
Chief Financial Officer
Platinum Group Metals LTD
Suite 328, 550 Burrard Street
Vancouver, BC Canada V6C 2B5

> **Re: Platinum Group Metals LTD.**
> **Form 20-F for Fiscal Year Ended August 31, 2006**
> **Filed December 14, 2006**
> **File No. 0-30306**

Dear Mr. Hallam:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended August 31, 2006

Operating and Financial Review and Prospects

Critical Accounting Policies, page 38

1.   We note your disclosure regarding the accounting for exploration costs under
        U.S. GAAP. Please note that such costs under U.S. GAAP are required to be
        expensed as incurred regardless of the existence of reserves or the stage of a
        projects development. Please modify your policy accordingly.

Independent auditor's report

2.   Please have your auditors modify the title of their report to state, "Report of
        Independent Registered Public Accounting Firm" if true.

3.   Please have your auditors modify their report to identify their office location.

Note 5 – Investment in Western Bushveld Joint Venture, page 9

4.   We note your disclosure that indicates you have concluded that the functional
        currency of your subsidiary that is participating in the WBJV is the South African
        Rand. Please tell us and disclose the functional currency of the parent entity that
        provides the primary funding resources for this subsidiary.. Please provide us
        with your analysis in support of your conclusion. Please refer to Appendix A,
        paragraphs 42 (a) – (f) of SFAS 52 for U.S. GAAP.

Engineering Comments

General

5.   Given the status of your properties, it would be appropriate to include risk factors
        that address the risks associated with reserve estimates that are based only on
        scoping studies, preliminary assessments, or a pre-feasibility study. Please
        address the risks associated with the following points:

        •   The limited amount of drilling completed to date.

        •   The process testing is limited to small pilot plants and bench scale testing.

        •   The difficulty obtaining expected metallurgical recoveries when scaling
            up to production scale from pilot plant scale.

- The preliminary nature of the mine plans and processing concepts.

- The resulting preliminary operating and capital cost estimates.

- Metallurgical flow sheets and recoveries are in development.

- The history of pre-feasibility studies typically underestimate capital and operating costs.

6.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading. For any properties identified which are not material, include a statement to that effect, clarifying your intentions. For each material property, include the following information:

- The location and means of access to the property, including the mode of transportation utilized to and from the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment, infrastructure, and other facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Historical reserves and Resources, page 24

7.   With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions and resource estimates is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, all mineral reserve or resource estimates that you disclose under this provision must meet the standards of National Instrument 43-101. Please revise the Anglo Gold reserve/resource disclosure found in the first paragraph of this section using appropriate reserve/resource classifications or remove this disclosure which does not appear to comply with NI 43-101 from the filing.

8.   Within the following paragraphs of this section, please disclose the chronological changes to your resource estimates in tabular form. This will allow the reader to track the significant changes in resources classifications and status chronologically.

Geological Setting and Mineralization, page 25

9.   We note that you utilize a significant amount of technical terminology in describing your properties that may not be familiar to the average investor. Revise your filing to convey the meaning of these technical words through the context of your discussion as much as possible. For other terminology, please provide definitions of geologic and technical terms in a glossary for words that cannot be adequately defined in the text.

10.   Your disclosure about the geological setting contains more detail than is necessary. The required disclosures should provide information that has a direct bearing on your properties, and should be understandable to the average shareholder. The guidance in Industry Guide 7, section (B) (5), calls for a "brief description" of the rock formations and mineralization. Please replace your disclosure with a non-technical summary that is responsive to this guidance and written using language that the average investor will understand.

Mineral Resource – WBJV, page 28

11.   Please disclose your criteria used to segregate the resources into measured, indicated, and inferred categories. In addition, please disclose the average drill hole spacing for each resource classification.

12.   Detailed sampling provides the basis for the quality estimate or grade of your
        mineral discovery. Please provide a brief description of the sample collection,
        sample preparation, and the analytical procedures used to develop your analytical
        results. Please disclose any Quality Assurance/Quality Control (QA/QC)
        protocols you have developed for your exploration program. This would serve to
        inform potential investors regarding your sample collection and preparation, assay
        controls, sample custody, assay precision, accuracy procedures, and protocols.

13.   You disclose Mr. Charles J. Muller's name in reference to him being the author of
        a Canadian National Instrument 43-101 report, and as such is considered an
        expert under SEC rules. Supplementally provide a written consent from any
        experts whose name you cite and whose work you incorporate into your
        document.   These consents should concur with the summary of the report
        contained in the document and agree to being named as an expert.

Mineral Resource – WBJV, page 28 and Key Assumptions, Parameters, and Methods of
Resource Calculation, page 36

14.   Mineral resources must have "reasonable prospects for economic extraction."
        This means that any reportable resource estimates must have been delimited using
        an economically based cutoff grade to segregate the economic resources from just
        ordinary mineralization. Please describe the process you used to define your
        minimum mining thickness, estimated grade dilution, and any associated mining
        losses for your resource estimates for all properties. Please clearly disclose the
        cutoff grade used to delimit these tonnage estimates, giving a brief description of
        the procedure you used to develop the cut-off grade, the minimum mining
        heights, and what costs, metal prices and metallurgical recoveries you may have
        used. In addition, please disclose with the analysis, all relevant factors that
        substantiate the cutoff grades used were based on reasonable economic
        assumptions. The relevant factors must realistically reflect the location, deposit
        scale, continuity, assumed mining method, metallurgical processes, operational
        and capital costs, reasonable metal prices, and exchange rates based on the recent
        historic three-year average and may be disclosed as footnotes to the resource
        estimate tables. Otherwise, if the resource estimates are not based on an
        economic cutoff grade, remove the resource estimates from the filing.

15.   Your make a reference to a prill split estimate on page 30. Please describe this
        parting process and the significance of these assay results to the average investor.
        For simplicity a platinum or gold equivalent grade estimate may be described and
        used to value your 4-element (4E) assays with your cutoff grade estimate. In a
        similar manner, describe the nickel equivalent grade used to delineate the
        resource estimate for your War Springs property.

16.   Please describe your activities and progress to date in regard to all necessary permits, environmental studies, and authorizations to the governmental authorities.

Key assumptions, Parameters, and Methods of Resource Calculation, page 36

17.   Please clarify the term 2 PGE + Au for the War Springs resource estimate, describe the nickel equivalent cutoff grade calculation or other valuation techniques used to describe and delimit your resource estimate. Please disclose your criteria used to declare the inferred resource and in addition, please disclose the average drill hole spacing for this resource classification.

18.   Please remove the 0.00 Nickel grade classifications from your resource table and clearly define and state the cutoff grade used to prepare your resource estimate. Please explain the lack of cobalt assays in this resource estimate.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief